GRUPO MODELO, S.A. DE C.V.

05010137

July 29, 2005.

Rule 12g3-2(b) File No. 82-34766

RECEIVED
AUG 01 2005
SEC MAIL PROCESSING WASH. D.C. 198 SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Financial Information

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

Grupo Modelo, S.A. de C.V.
and Subsidiaries

Financial Summary for the SECOND QUARTER 2005

Amounts in millions of constant Mexican pesos as of June 30th, 2005

- **6.4% increase in domestic volume.**
- **Total operating expenses per domestic hl. declined 0.8%.**
- **Net income grew 28.6%, the margin reached 18.0%.**

Mexico City, July 28th, 2005. – Total beer volume grew 4.8% during the second quarter of 2005, reaching 12.5 million hectoliters. The domestic market registered an increase of 6.4% as a result of the strong demand observed during the quarter, mainly in May and June.

On the other hand, export volume increased 1.5%. It is important to highlight that the comparison base was tough; in 2Q04 the volume grew 16.3%. During the quarter, exports represented 32.0% over total volume.

Net sales reached 13,338 million pesos, a 3.5% increase over the same quarter of the previous year. This figure reflects the 5.2% increase in domestic market and the drop of 5.5% in exports. Total export revenues amounted to 362 million dollars, representing an increase of 2.7% compared to the previous year. This reflects an increase of 1.2% in the weighted average price per hectoliter in dollars, while in peso terms it dropped 6.9% due to the appreciation of the peso versus the US dollar.

The cost of goods sold amounted to 6,051 million pesos, which represents a 6.3% growth. This increase resulted from pressures in the packaging cost, mainly due to glass bottles. Therefore, the cost per total hectoliter was up 1.4%. Additionally, gross profit rose 1.2%, representing 54.6% of net sales.

Operating expenses grew 5.7%, while total operating expenses per domestic hectoliter decreased 0.8%, reflecting the company's efforts to rationalize expenses. The operating margin contracted 170 basis points compared to the second quarter of 2004, reaching a margin of 30.3%.

The integral cost of financing, favorable for Grupo Modelo, grew 45.1%, mainly due to higher interest rates.

The effective tax rate (including profit sharing) was 29.0%, below the 44.0% posted in the second quarter of 2004. This decline is the consequence of the lower corporate tax rate in force as of January 2005 as well as the reduction in the value of the inventory stock considered as taxable income. During the quarter, the fiscal regulation established that this value will be determined according to the inventory valuation method regularly used by the taxpayer and not following the FIFO method as originally established.

The net majority income was 2,405 million pesos, 28.6% above the prior year. Thus, net margin was benefited by a 350 basis points expansion, reaching 18.0%.

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	2nd Quarter 2005	%	2nd Quarter 2004	%	Var. (%)
Domestic	8.523	68.0	8.007	67.0	**6.4%**
Export	4.004	32.0	3.944	33.0	**1.5%**
Total	**12.527**	**100.0**	11.951	**100.0**	**4.8%**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Second Quarter 2005 and 2004
Amounts in millions of constant Mexican pesos as of June 30th, 2005

	II-05	%	II-04	%	Var. %
Domestic Sales	7,899	59.2%	7,512	58.3%	5.2%
Export Sales	3,955	29.7%	4,187	32.5%	-5.5%
Other Income	1,484	11.1%	1,194	9.3%	24.2%
Total Net Sales	**13,338**	**100.0%**	**12,893**	**100.0%**	**3.5%**
Cost of Goods Sold	6,051	45.4%	5,694	44.2%	6.3%
Gross Profit	**7,287**	**54.6%**	**7,199**	**55.8%**	**1.2%**
Operating Expenses	3,249	24.4%	3,075	23.9%	5.7%
Operating Income	**4,038**	**30.3%**	**4,124**	**32.0%**	**-2.1%**
Integral Cost of Financing	-291	-2.2%	-201	-1.6%	45.1%
Other Expense (Income) – Net	-94	-0.7%	-67	-0.5%	40.3%
Profit Before Tax & Profit Sharing	**4,423**	**33.2%**	**4,392**	**34.1%**	**0.7%**
Income Tax	1,410	10.6%	1,649	12.8%	-14.5%
Deferred Income Tax	-379	-2.8%	-145	-1.1%	161.4%
Profit Sharing	330	2.5%	430	3.3%	-23.3%
Deferred Profit Sharing	-81	-0.6%	0	0.0%	
Consolidated Net Income	**3,142**	**23.6%**	**2,458**	**19.1%**	**27.8%**
Net Majority Income	**2,405**	**18.0%**	**1,870**	**14.5%**	**28.6%**
Depreciation	587	4.4%	532	4.1%	10.3%
Equity Income of Associates (COGS)	132	1.0%	102	0.8%	29.4%
EBITDA	**4,492**	**33.7%**	**4,554**	**35.3%**	**-1.4%**

2005 Financial Summary

Amounts in millions of constant Mexican pesos as of June 30th, 2005

- **Domestic volume increased 7.0%, while exports grew 10.1%.**
- **7.2% growth in net sales.**
- **Net income was up 29.7%, reaching a margin of 16.3%.**

During the first semester of 2005, total beer volume grew 7.9% compared to the same period of last year, reaching 22.7 million hectoliters. The domestic market registered a growth of 7.0%, while exports increased 10.1%.

Net sales during 2005 were up 7.2% as a result of strong volumes in both markets. Total export revenues amounted to 637 million dollars, which represented an increase of 11.2% compared to 2004.

The cost of goods sold grew 10.3% due to higher exports in the sales mix as well as the price increase in packaging. Gross profit reached 13,258 million pesos, an increase of 4.7% compared to the first semester of 2004.

Operating expenses were up 5.4%, while total expenses per domestic hectoliter were reduced by 1.4%. As a result, operating income registered an increase of 4.2% compared to the same period of the previous year, reaching 7,064 million pesos. The operating margin stood at 29.3%.

Depreciation and amortization amounted to 1,154 million pesos and represented 4.8% over net sales. The EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 8,004 million pesos, figure 4.5% higher than the previous year.

Below operating results, integral cost of financing which is favorable for Grupo Modelo, amounted to 511 million pesos.

Regarding taxes, the effective tax rate (including profit sharing) was 35.2%, lower than the one posted in 2004. This decline is the consequence of the lower corporate tax rate in force as of January 2005 as well as the reduction in the value of the inventory stock considered as taxable income. During the quarter, the fiscal regulation established that this value will be determined according to the inventory valuation method regularly used by the taxpayer and not following the FIFO method as originally established.

Finally, net majority income was 3,928 million pesos, representing an increase of 29.7%. Net margin reached 16.3%.

Financial Position

As of June 30, 2005, Grupo Modelo's cash and marketable securities accounted for 20.9% of total assets, in contrast to the 19.2% in 2004. On the other hand, total assets grew 8.3% over the last twelve months. The financial position of the Company remained strong through a debt-free capital structure and short-term operational liabilities of 4,552 million pesos. The stockholders' equity amounted to 62,047 million pesos, representing a 10.7% increase compared to the prior year.

Financial Ratios	June 2005	June 2004
Inventory Turnover	3.8 times	4.1 times
Receivables Turnover	12 days	11 days
Leverage	16.7 %	18.5%
Current	5.5 times	4.7 times
EPS	2.19 pesos	1.67 pesos

Capital Expenditures

As of June 2005, Grupo Modelo invested 1,908 million pesos of its internal cash flow, to continue with its modernization and expansion projects throughout the organization. The funds were allocated as shown in the table.

Area	June 2005
Tuxtepec Brewery	18.8%
Breweries & Other Factories	42.3%
Sales	38.9%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of June 30th, 2005 and 2004

Market	2005	%	2004	%	Var. (%)
Domestic	15.566	68.7	14.552	69.3	**7.0**
Export	7.086	31.3	6.439	30.7	**10.1**
Total	**22.653**	**100.0**	**20.991**	**100.0**	**7.9**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Six Months ended June 30th, 2005 and 2004
Amounts in millions of constant Mexican pesos as of June 30th, 2005

	2005	%	2004	%	Var. %
Domestic Sales	14,369	59.6%	13,639	60.7%	5.4%
Export Sales	7,033	29.2%	6,726	29.9%	4.6%
Other Income	2,694	11.2%	2,117	9.4%	27.3%
Total Net Sales	**24,096**	**100.0%**	**22,482**	**100.0%**	**7.2%**
Cost of Goods Sold	10,838	45.0%	9,825	43.7%	10.3%
Gross Profit	**13,258**	**55.0%**	**12,657**	**56.3%**	**4.7%**
Operating Expenses	6,194	25.7%	5,879	26.1%	5.4%
Operating Income	**7,064**	**29.3%**	**6,778**	**30.1%**	**4.2%**
Integral Cost of Financing	-511	-2.1%	-172	-0.8%	197.1%
Other Expense (Income) – Net	-153	-0.6%	-306	-1.4%	-50.0%
Profit Before Tax & Profit Sharing	**7,728**	**32.1%**	**7,256**	**32.3%**	**6.5%**
Income Tax	2,534	10.5%	2,735	12.2%	-7.3%
Deferred Income Tax	-373	-1.5%	-154	-0.7%	142.2%
Profit Sharing	559	2.3%	696	3.1%	-19.7%
Deferred Profit Sharing	-116	-0.5%	0	0.0%	
Consolidated Net Income	**5,124**	**21.3%**	**3,979**	**17.7%**	**28.8%**
Net Majority Income	**3,928**	**16.3%**	**3,029**	**13.5%**	**29.7%**
Depreciation	1,154	4.8%	1,045	4.6%	10.4%
Equity Income of Associates (COGS)	214	0.9%	167	0.7%	28.1%
EBITDA	**8,004**	**33.2%**	**7,656**	**34.1%**	**4.5%**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of June 30th, 2005 and 2004

Amounts in millions of constant Mexican pesos as of June 30th, 2005

	2005	2004	% Var
Cash & Marketable Securities	15,599	13,221	18.0%
Total Current Assets	**25,187**	**21,543**	**16.9%**
Non – Current Assets	49,317	47,222	4.4%
Total Assets	**74,504**	**68,765**	**8.3%**
Current Liabilities	4,552	4,574	-0.5%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,906	8,122	-2.7%
Total Liabilities	**12,457**	**12,696**	**-1.9%**
Minority Stockholders' Equity	14,348	13,154	9.1%
Majority Stockholders' Equity	47,699	42,915	11.1%
Total Liabilities and Stockholders' Equity	**74,504**	**68,765**	**8.3%**

Highlights
Quarter and Accumulated

	II-05	II-04	Var. %	2005	2004	Var. %
Price/Hl Domestic (pesos)*	926.71	938.17	-1.2%	923.09	937.25	-1.5%
Price/Hl Exports (pesos)*	987.83	1061.4	-6.9%	992.47	1044.5	-5.0%
Price/Hl Exports (dlls.)	90.36	89.30	1.2%	89.91	89.01	1.0%
Cost of Goods Sold/Hl Total (pesos)*	483.00	476.42	1.4%	478.45	468.04	2.2%
Operating Expenses/Hl Dom(pesos)*	381.13	384.06	-0.8%	397.90	404.02	-1.4%
Operating Expenses/Hl Total (pesos)*	259.32	257.31	0.8%	273.42	280.09	-2.4%
Export Revenues (millions)	361.80	352.24	2.7%	637.17	573.14	11.2%

* Amounts in constant Mexican pesos as of June 30th, 2005

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.5% total market share (including domestic and export markets) as of December 31, 2004. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes eleven brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

Eduardo Zamarripa (5255) 5283-3600 x.2860 Fax (5255) 5280-6718
Begoña Orgambide (5255) 5283-3600 x.2874

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com